December 5, 2013

VIA EDGAR

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re: Skechers U.S.A., Inc. – File No. 1-14429

Dear Ms. Jenkins:

We are in receipt of your comment letter dated December 2, 2013 regarding the annual report of Skechers U.S.A., Inc. (the “Company”) on Form 10-K for the year ended December 31, 2012 that was filed on March 1, 2013 and Amendment No. 1 thereto filed on July 31, 2013. The comment letter requests a response within ten business days of the date of the letter. The Company would like to respectfully request a one week extension to file its response to the comment letter. The Company’s Chief Financial Officer, David Weinberg, is out of the office at a trade show, which makes it difficult for him to give this matter the proper attention that it requires. The Company has begun working on drafting responses to the Staff’s comments, but if the Company could have until Monday, December 23 so that Mr. Weinberg can get involved upon his return to the office, we would greatly appreciate such an extension.

If you have any additional questions or comments, please do not hesitate to contact Ted Weitzman in our legal department at (310) 318-3100.

Very truly yours,

Skechers U.S.A., Inc.

By:	/s/ Philip Paccione
Name:	Philip Paccione
Title:	General Counsel

cc:	David Weinberg